SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               FRANKLIN COVEY CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   353469 10 9
              -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]    Rule 13d-1(b)

     [ ]    Rule 13d-1(c)

     [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

-------------------------
CUSIP No. 353469 10 9
-------------------------


================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Donald A. Yacktman
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)[ ]
                                                                       (b)[X]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
     NUMBER OF
                             200,800
      SHARES            --------------------------------------------------------
                        6    SHARED VOTING POWER
   BENEFICIALLY
                             55,664(1)
     OWNED BY           --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER
      EACH
                             200,800
    REPORTING           --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
     PERSON
                             982,802(1)
      WITH

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,183,602(2)
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              [ ]
          Not Applicable
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.7%(2)
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================

     (1) Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

     (2) Represents 72,157 shares of Common Stock issuable upon conversion of Preferred Stock and 2,022,090 shares of Common Stock (with the percent ownership calculated using the number of outstanding shares of Common Stock reported in the Company's Form 10-K for the fiscal year ended August 31, 2000, and assuming the conversion of the Preferred Stock owned by the reporting person).


                               Page 2 of 7 Pages

-------------------------
CUSIP No. 353469 10 9
-------------------------


================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Yacktman Funds, Inc. - 36-3831621
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)[ ]
                                                                       (b)[X]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
     NUMBER OF
                             720,571
      SHARES            --------------------------------------------------------
                        6    SHARED VOTING POWER
   BENEFICIALLY
                             -0-
     OWNED BY           --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER
      EACH
                             -0-
    REPORTING           --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
     PERSON
                             -0-
      WITH

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          720,571(1)
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              [ ]
          Not Applicable
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.5%(1)
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV
================================================================================

     (1) Represents 16,071 shares of Common Stock issuable upon conversion of Preferred Stock and 704,500 shares of Common Stock (with the percent ownership calculated using the number of outstanding shares of Common Stock reported in the Company's Form 10-K for the fiscal year ended August 31, 2000, and assuming the conversion of the Preferred Stock owned by the reporting person).


                               Page 3 of 7 Pages

-------------------------
CUSIP No. 353469 10 9
-------------------------


================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Yacktman Asset Management Co. - 36-3780592
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)[ ]
                                                                       (b)[X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
     NUMBER OF
                             55,664
      SHARES            --------------------------------------------------------
                        6    SHARED VOTING POWER
   BENEFICIALLY
                             -0-
     OWNED BY           --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER
      EACH
                             982,802
    REPORTING           --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
     PERSON
                             -0-
      WITH

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          982,802(1)
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              [ ]
          Not Applicable
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.7%(1)
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA
================================================================================

     (1) Represents 72,157 shares of Common Stock issuable upon conversion of Preferred Stock and 910,645 shares of Common Stock (with the percent ownership calculated using the number of outstanding shares of Common Stock reported in the Company's Form 10-K for the fiscal year ended August 31, 2000, and assuming the conversion of the Preferred Stock owned by the reporting person).


                               Page 4 of 7 Pages

-------------------------
CUSIP No. 353469 10 9
-------------------------


          This Amendment No. 4 to the undersigned's Schedule 13G, which was originally filed on February 5, 1998 (the "Schedule 13G") with regard to Franklin Covey Co. (the "Issuer") is being filed to amend Items 4 and 5 of the
Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.   Ownership:
------    ---------

          Donald A. Yacktman
          ------------------
          (a)  Amount Beneficially Owned: 1,183,602

          (b)  Percent of Class: 5.7%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 200,800

               (ii) shared power to vote or to direct the vote: 55,664

               (iii)sole power to dispose or to direct the disposition of:
                    200,800

               (iv) shared power to dispose or to direct the disposition of:
                    982,802

          The Yacktman Funds, Inc.
          -----------------------
          (a)  Amount Beneficially Owned: 720,571

          (b)  Percent of Class: 3.5%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 720,571

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv) shared power to dispose or to direct the disposition of: -0-

          Yacktman Asset Management Co.
          ----------------------------
          (a)  Amount Beneficially Owned: 982,802

          (b)  Percent of Class: 4.7%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 55,664

               (ii) shared power to vote or to direct the vote: -0-

               (iii)sole power to dispose or to direct the disposition of:
                    982,802

               (iv) shared power to dispose or to direct the disposition of: -0-


                               Page 5 of 7 Pages

-------------------------
CUSIP No. 353469 10 9
-------------------------


Item 5.        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following:

               The Yacktman Funds, Inc.           |X|

               Yacktman Asset Management Co.      |X|


               Exhibits.

                    1.  Agreement to file Schedule 13G jointly.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2001
Date



/s/ Donald A. Yacktman
----------------------------------
Donald A. Yacktman


THE YACKTMAN FUNDS, INC.


By:  /s/ Donald A. Yacktman
----------------------------------
     Donald A. Yacktman
     President


YACKTMAN ASSET MANAGEMENT CO.


By:  /s/ Donald A. Yacktman
----------------------------------
     Donald A. Yacktman
     President



                               Page 6 of 7 Pages